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                                November 10, 2004


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      BV Financial, Inc.
                  Registration Statement on Form SB-2
                  Request for Acceleration of Effectiveness
                  File No. 333-119083

Ladies and Gentlemen:

         Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, BV Financial, Inc. (the "Company") hereby requests that said Registration Statement on Form SB-2 be declared effective on November 12, 2004, at 2:30 p.m. or as soon thereafter as practicable. Pursuant to Rule 12d1-2(c)(2), the Company's Registration Statement on Form 8-A will become effective upon the effectiveness of the Registration Statement on Form SB-2.

         Furthermore, the Company hereby acknowledges that:

             o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
             o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
             o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         If you have any questions regarding this request, please telephone Paul
M. Aguggia or Scott A. Brown of Muldoon Murphy Faucette & Aguggia LLP at (202) 362-0840.

                                            Very truly yours,

                                            BV FINANCIAL, INC.

                                            /s/ Edmund T. Leonard
                                            ------------------------------------
                                            Edmund T. Leonard
                                            Chairman and Chief Financial Officer


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                   Sandler O'Neill & Partners, L.P. Letterhead





                                November 10, 2004


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:      BV Financial, Inc.
                  Registration Statement No. 333-119083

Ladies and Gentlemen:

         In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join BV Financial, Inc. (the "Company") in requesting that the Company's above-referenced registration statement on Form SB-2 be declared effective on Friday, November 12, 2004, at 2:30 p.m. Eastern time, or as soon thereafter as is practicable.


Very truly yours,

SANDLER O'NEILL & PARTNERS, L.P.

By: Sandler O'Neill & Partners Corp.,
         the sole general partner


By: /s/ Patricia A. Murphy
   ----------------------------
   Authorized Signatory